

Mail Stop 3720

September 21, 2010

Mr. David D. Smith
Chief Executive Officer
Sinclair Broadcasting Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

      RE: Sinclair Broadcasting Group, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 5, 2010
              File No. 0-26076

Dear Mr. Smith:

      We have reviewed your response letter dated September 8, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

I. Nature of operations and summary of significant accounting policies
Local Marketing Agreements and Outsourcing Agreements, page F-1
Variable Interest Entities, Page F-11

1. We have reviewed your response to prior comment number three and have the following questions:

   - For WNAB, KFXA and Cunningham stations, per the outsourcing and LMA agreements, who is the actual programmer per the agreement (i.e. which party currently determines the programming for those stations)?

- In your response you have indicated that the licensee (WNAB, KFXA and Cunningham) retains exclusive authority, power and control over station's programming. Can the licensee unilaterally make programming decisions (i.e. changes in format) that could ultimately affect the revenues for Sinclair (i.e. changes in programming that would negatively impact advertising revenues), or does the licensee need approval from Sinclair before it makes any changes to programming? If the former is true, explain how Sinclair still has power to direct the activities that most significantly impact the station's economic performance?
- In your response you have indicated that Sinclair had previously acquired all of the non-license assets of both WNAB and KFXA. Can you tell us what these assets consists of, and are these assets in the same legal entity as the licenses for these stations?
- For the Cunningham stations can you provide further information on the purchase and put options:
    o Exercise date for the options, including if the options can only be exercised on that date or anytime before
    o Exercise price for the options
    o Are the exercise of the options contingent upon FCC approval (it would appear so, please clarify)
- For WNAM, KFXA and Cunningham stations, who is responsible for liabilities that may arise from the broadcast of the programs on the stations, for example liabilities for indecency, libel, slander, infringement of trademarks, trade names, or program titles, or any other violation of FCC rules? Do the various agreements protect either Sinclair or the licensee with respect to potential liabilities?

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551- 3351 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser at (202) 551-3359, Paul Fischer, Attorney-Adviser at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director